August 24, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	H-Lines Finance Holding Corp.

Registration Statement on Form S-4

Filed March 30, 2005

File No. 333-123682

Dear Ms. Williams:

Please note that simultaneously with our submission of this letter, H-Lines Finance Holding Corp. (the “Company”) has filed, via the EDGAR system, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (File No. 333-123682), filed on March 30, 2005 (the “S-4 Registration Statement”). By hand delivery, we will be sending you a blacklined copy of Amendment No. 4, which has been marked to indicate the changes from Amendment No. 3 to the S-4 Registration Statement.

Please note that Amendment No. 4 is being filed solely to (i) re-file the Statement on Form T-1 as to the Eligibility of the Trustee as of a more recent date and (ii) make minor revisions to the disclosure on pages 5, 25, 48, 97, 110 and 111 of the S-4 Registration Statement.

Securities and Exchange Commission

August 24, 2005

* * *

Pursuant to Rule 461 under the Securities Act we hereby inform you, on behalf of the Company and the representatives of the underwriters for the proposed offering, that the Company and such representatives may make an oral request that the Registration Statement be declared effective, and we have been authorized by the Company and such representatives to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 756-2497 or André Weiss at (212) 756-2431 with any questions or comments regarding any of the foregoing.

Very truly yours,

/S/    JAMES NICOLL

James Nicoll

cc:	Johanna Vega Losert, Securities and Exchange Commission

M. Mark Urbania, Horizon Lines, Inc.

Robert S. Zuckerman, Horizon Lines, Inc.

André Weiss, Schulte Roth & Zabel LLP